FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

March 31, 2018

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2018 of Videotron Ltd.

QUARTERLY REPORT

2018 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2018 – March 31, 2018

May 15, 2018

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2018 and 2017

(unaudited)

FINANCIAL REVIEW

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc.  (“Quebecor Media”), incorporated under the Business Corporations Act (Québec).  We are the largest cable operator in the Province of Québec and the third-largest in Canada, in each case based on the number of cable customers, as well as being the largest cable Internet service provider and a major provider of cable and mobile telephony and OTT video in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business is a premier full-service telecommunications provider and data center operator servicing small,   medium-sized and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fibre-optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for Internet access, cable television, cable and mobile telephony services, over-the-top video services (“Club illico”) and business services.

The following Management Discussion and Analysis (“MD&A”) covers the Corporation’s main activities in the first quarter of 2018 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This MD&A should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2017 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

On January 1, 2018, the Corporation adopted on a fully retrospective basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its services. A description of the new rules, along with the detail retrospective adjustments to the comparative figures, is presented in the section “Changes in Accounting Policies” of this MD&A. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the data without application of IFRS 15 have been added to the tables showing the calculation and reconciliation of the non-IFRS measures, as presented under “Non-IFRS Financial Measures.”

In the wake of the adoption of IFRS 15, and to take into account the evolution of its activities and services, including the growth of its mobile telephony services, the Corporation has reviewed the nature and definition of its key performance indicators. As a result, the previously used average monthly revenue per user (“ARPU”) metric has been discontinued, to be replaced by the new average billing per unit (“ABPU”). This measure will henceforth be used to evaluate the performance of the mobile activities and the performance of all the combined activities. The definition of the new ABPU is presented in the “Key Performance Indicator” section of this MD&A. A definition of the revenue generating unit measure (“RGU”) was also added in the same section, with no change in the nature and calculation of this measure.

HIGHLIGHTS SINCE DECEMBER 31, 2017

•                                During the first quarter of 2018, revenues grew by 2.3% (or 3.6% without the impact of IFRS 15 adoption), adjusted operating income grew by 7.0% (or 10.9% without the impact of IFRS 15 adoption) and ABPU grew by 3.0%, all compared to the first quarter of 2017.

•                                As of March 31, 2018, 1,047,300 lines were activated on our mobile telephony service, an increase of 23,300 (2.3%) in the quarter and a year-over-year increase of 126,400 (13.7%). Furthermore, wireless ABPU grew by $0.61 (1.2%) year-over-year.

•                                For the thirteenth consecutive year, according to market research firm Léger, Videotron was ranked Québec’s most respected company in the telecommunication industry.

•                                According to a 2018 Ipsos-Infopresse study, Videotron ranks as the most influential Quebec brand in the telecommunications industry.  Videotron is also ranked among the top 5 most influential Quebec brands.

•                                On April 18, 2018, Quebecor Content and Club illico announced their intention to finance film production in the Province of Quebec. Starting this year, they lead the development of at least three feature films. The goal is to quickly make available this new content offer to customers, on all platforms of the group while premiering on Club illico.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted operating income, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

On a transitional basis, to clarify the impact of retroactive adoption of IFRS 15, as described under “Changes in accounting policies”, columns have been added to the calculation and reconciliation tables for non-IFRS financial measures, where applicable. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017, based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations, litigation and others items and income tax expense. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

KEY PERFORMANCE INDICATOR

Revenue-generating unit (“RGU”)

The Corporation uses RGU, an industry metric, as a key performance indicator. A RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit (“ABPU”)

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per average RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

The mobile ABPU is calculated by dividing the average subscription billing from the mobile telephony services by the average number of mobile RGU’s during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

The total ABPU is calculated by dividing the combined average subscription billing from cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGU from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended March 31		Three months ended March 31
	With adoption of IFRS 15(1)		Excluding IFRS 15(2)
	2018	2017	2018	2017
Adjusted operating income	$410.2	$383.3	$417.6	$376.5

Depreciation and amortization	(165.6)	(155.5)	(165.6)	(155.5)

Financial expenses	(40.2)	(37.2)	(40.2)	(37.2)

Loss on valuation and translation of financial instruments	(1.4)	(0.4)	(1.4)	(0.4)

Restructuring of operations, litigation and other items	—	(5.2)	—	(5.2)

Loss on debt refinancing	(2.7)	12.3	(2.7)	12.3

Income tax expense	(48.3)	(48.0)	(48.3)	(48.0)

IFRS 15 impact	—	—	(7.4)	6.8

Net income	$152.0	$149.3	$152.0	$149.3

1              Non-IFRS measures presented in these columns are calculated in accordance with IFRS 15, adopted by the Corporation on a retroactive basis and described under “Changes in accounting policies”.

2              Non-IFRS measures presented in these columns are calculated in accordance with the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Analysis of Consolidated Results of Videotron

2018/2017 First Quarter Comparison

Customer statistics

Revenue-generating units — As of March 31, 2018, the total number of revenue-generating units stood at 5,900,400, an increase of 19,300 (0.3%) in the first quarter of 2018, compared with an increase of 30,000 (0.5%) in the same period last year. RGUs increased by 105,000 (1.8%) over the last twelve months.

Mobile telephony services — As of March 31, 2018, 1,047,300 lines were activated on our mobile telephony network, an increase of 23,300 (2.3%) in the quarter, compared with an increase of 27,000 (3.0%) in the same quarter of 2017. Mobile telephony lines increased by 126,400 (13.7%) over the last twelve months.

Cable Internet access services — The number of subscribers to cable Internet access services stood at 1,674,600 as at the end of the first quarter of 2018, an increase of 8,100 (0.5%) in the quarter, compared with an increase of 15,300 (0.9%) in the same quarter of 2017. Cable Internet access customers increased by 46,500 (2.9%) over the last twelve months. As of March 31, 2018, the household penetration rate (number of subscribers as a proportion of the 2,879,500 total homes passed) for our cable Internet access services was 58.2%, compared with 57.2% as of March 31, 2017.

Cable television services — Our cable television subscribers decreased by 15,000 (0.9%) in the first quarter of 2018, compared with a decrease of 10,300 (0.6%) in the first quarter of 2017 and a year-over-year decrease of 55,100 (3.3%). As of March 31, 2018, our cable network household penetration rate was 56.5%, compared with 59.1% a year earlier.

Cable telephony services — The number of cable telephony lines stood at 1,169,600 as at the end of the first quarter of 2018, a decrease of 18,900 (1.6%) in the quarter, compared with a decrease of 11,800 (0.9%) in the same quarter of 2017. Cable telephony lines decreased by 71,700 (5.8%) over the last twelve months. As of March 31, 2018, our cable telephony service household penetration rate was 40.6%, compared with 43.6% as of March 31, 2017.

Club illico — The number of subscribers to Club illico stood at 383,400 as at the end of the first quarter of 2018, an increase of 21,800 (6.0%) in the quarter, compared with an increase of 9,800 (3.1%) in the first quarter of 2017. Club illico customers increased by 58,900 (18.2%) over the last twelve months.

Table 2

Quarter-end RGU

(in thousands of units)

	Mar. 18	Dec 17	Sept 17	June 17	Mar. 17	Dec. 16	Sept. 16	June 16

Mobile telephony	1,047.3	1,024.0	990.3	953.3	920.9	893.9	867.7	828.9

Cable Internet	1,674.6	1,666.5	1,654.1	1,627.2	1,628.1	1,612.8	1,596.1	1,571.7

Cable television:

Analog	—	—	45.1	59.9	85.5	103.8	124.9	137.7

Digital	1,625.5	1,640.5	1,603.9	1,596.8	1,595.1	1,587.1	1,570.8	1,559.8

	1,625.5	1,640.5	1,649.0	1,656.7	1,680.6	1,690.9	1,695.7	1,697.5

Cable telephony	1,169.6	1,188.5	1,205.4	1,221.0	1,241.3	1,253.1	1,265.1	1,284.0

Club illico	383.4	361.6	347.4	337.6	324.5	314.7	278.5	266.3

Total	5,900.4	5,881.1	5,846.2	5,795.8	5,795.4	5,765.4	5,703.1	5,648.4

Revenues: $821.9 million, an increase of $18.6 million (2.3%) compared with the first quarter of 2017.

Revenues from mobile telephony services increased by $14.7 million (13.2%) to $125.8 million, essentially due to customer growth and higher billing per activated line, partially offset by higher amortization of contract assets following the adoption of the new IFRS 15 standard of revenue from contracts with customers.

Revenues from Internet access services increased by $11.1 million (4.4%) to $261.6 million. The favourable variance was mainly due to subscriber plan mix, rate increases on some packages, and by subscriber growth, partially offset by lower revenues from excess usage.

Revenues from cable television services decreased by $2.6 million (1.0%) to $248.7 million. This decrease was primarily due to the net customer base erosion and lower video-on-demand orders, partially offset by higher revenues from the leasing of digital set-top boxes and rate increases.

Revenues from cable telephony services decreased by $7.4 million (7.2%) to $95.2 million, mainly due to the net customer base erosion and lower long-distance revenues, partially offset by a favourable plan mix.

Revenues from Club illico increased by $2.1 million (23.3%) to 11.1 million, essentially due to customer growth.

Revenues from business segment increased by $0.4 million (1.3%) to $31.8 million mainly due to higher revenues from fibre-optic connectivity service businesses, partially offset by lower revenues from our data centers.

Revenues from sales of customer premises equipment increased by $0.4 million (0.9%) to $45.5 million.

Other revenues decreased by $0.1 million (4.2%) to $2.3 million.

Monthly combined ABPU: $48.82 in the first quarter of 2018, compared with $47.41 in the same quarter of 2017, an increase of $1.41 (3.0%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $410.2 million in the first quarter of 2018, an increase of $26.9 million (7.0%) compared to the same quarter of 2017.

•                                This increase was primarily due to:

•                 revenue increase, as detailed above; and

•                 a favorable retroactive adjustment of mobile roaming charges following a CRTC decision.

Partially offset by:

•                 increase in operating expenses mainly related to engineering, advertising and administration costs.

Employee costs, expressed as a percentage of revenues: Stable at 12.4% year-over-year.

Purchase of goods and services, expressed as a percentage of revenues: 37.7% in 2018, compared with 39.8% in 2017.

•                                Purchase of goods and services expenses as a proportion of revenues decreased, primarily due to a favorable retroactive adjustment of mobile roaming charges following a CRTC decision.

Depreciation and amortization charge: $165.6 million, an increase of $10.1 million (6.5%) compared with $155.5 million in the first quarter of 2017.

•                                The increase was primarily due to a change in the estimate of the useful life of some network components, as well as an increase in assets related to our wireless and wireline networks and IT systems.

Financial expenses (primarily comprised of interest on long-term debt): $40.2 million in the first quarter of 2018, an increase of $3.0 million (8.1%) compared with the same quarter of 2017.

•                                The increase was mainly due to:

•                            $6.8 million increase in interest on long-term debt due to higher average indebtedness and higher average interest rate; and

•                            $0.8 million increase in loss on foreign currency translation of short-term monetary items.

Partially offset by:

•                            $3.7 million increase in interest revenues on cash-on-hand; and

•                            $0.8 million in interest revenue from our subordinated loan to our parent corporation.

Gain or loss on valuation and translation of financial instruments: Loss of $1.4 million in the first quarter of 2018, compared with a loss of $0.4 million in the same quarter of 2017, an unfavourable variance of $1.0 million.

Loss on debt refinancing: Nil in the first quarter of 2018, compared to a loss of $5.2 million in the same period of 2017, a favourable variance of a $5.2 million.

•                                In accordance with a notice issued on March 31, 2017, the Corporation redeemed, on May 1, 2017, all of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, in an aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income of the first quarter of 2017 in connection with this redemption.

Restructuring of operations, litigation and other items: $2.7 million charge recorded in the first quarter of 2018, compared with a $12.3 million gain in the same quarter of 2017, an unfavourable variance of $15.0 million.

•                                In the first quarter of 2018, a $2.7 million charge was recognized in connection with the decommissioning of our analog network infrastructure and cost-reduction programs.

•                                In the first quarter of 2017, a $12.3 million net gain was recognized in connection with developments in legal disputes, labour-cost reduction initiatives, and customer migration from analog to digital services.

Income tax expense: $48.3 million (effective tax rate of 24.1%) in the first quarter of 2018, compared with $48.0 million (effective tax rate of 24.3%) in the same quarter of 2017.

•                                The increase of $0.3 million was mainly due to the effect of non-deductible charges and non-taxable income, partially offset by changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $152.0 million, an increase of $2.7 million (1.8%).

•                                The increase was mainly due to:

•                  $26.9 million increase in adjusted operating income; and

•                  $5.2 million favourable variance in loss on debt refinancing.

Partially offset by:

•                  $15.0 million unfavourable variance in restructuring of operations, litigation and other items;

•                  $10.1 million increase in depreciation and amortization charges;

•                  $3.0 million increase in financial expenses;

•                  $1.0 million unfavourable variance in gain or loss on valuation and translation of financial instruments; and

•                  $0.3 million increase in income taxes.

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Cash flows provided by operating activities: $309.3 million in the first quarter of 2018, compared with $180.9 million in the same quarter of 2017, an increase of $128.4 million (71.0%).

•                                The increase was mainly due to:

•                  $176.9 million favourable variance in non-cash balances related to operations, mainly due to a favourable net variation in income taxes payable, favourable variations in provisions and accounts payable, and a favourable net variation in inventories, partially offset by an unfavourable variation in accounts receivables; and

•                  $26.9 million increase in adjusted operating income.

Partially offset by:

•                  $56.7 million increase in current income tax expenses, mainly due to the recognition of tax benefits in the first quarter of 2017; and

•                  $15.0 million unfavourable variance in restructuring of operations, litigation and other items, as explained above.

Working capital: $777.5 million as of March 31, 2018 compared with $630.0 million as of December 31, 2017. The difference is mainly explained by cash inflows provided by operating activities during the quarter, partially offset by current income tax expenses.

Investing Activities

Additions to fixed assets: $139.8 million in the first quarter of 2018, compared with $161.8 million in the same quarter of 2017. The decrease is mainly explained by a reduction in capital expenditures related to our set-top box rental program, and lower investments on our wireline and wireless networks.

Additions to intangible assets: $55.0 million in the first quarter of 2018, compared with $33.6 million in the same quarter of 2017. The increase is mainly explained by significant investments made on our IPTV project.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $59.5 million increase during the first quarter of 2018.

•                                Summary of debt increases during the first quarter of 2018:

•                  $62.6 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by an increase in the asset (or a decrease in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”.

Assets and liabilities related to derivative financial instruments: Net asset of $287.0 million as of March 31, 2018, compared with a net asset of $259.0 million as of December 31, 2017, a $28.0 million favourable variance. The variance was mainly due to the net favourable impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: Stable at $25 million year-over-year in cash distributions to our parent corporation.

Financial Position as of March 31, 2018

Net available liquidity: $1,869.7 million for the Corporation and its wholly owned subsidiaries, consisting of $904.7 million in cash and cash equivalents, and $965.0 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $3,329.8 million as of March 31, 2018, an increase of $59.5 million; $28.0 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2018, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending March 31

(in millions of dollars)

2019	$5.4
2020	—
2021	—
2022	—
2023	1,030.8
2024 and thereafter	2,321.0
Total	$3,357.2

The weighted average term of Videotron’s consolidated debt was approximately 6.8 years as of March 31, 2018 (7.0 years as of December 31, 2017). As of March 31, 2018 and December 31, 2017, after taking into account the hedging instruments, the debt consisted of approximately 94.1% fixed-rate debt and 5.9% floating-rate debt.

Videotron’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, and dividends or distributions to shareholders in the future.  Videotron has access to cash flows generated by its subsidiaries through dividends or distributions and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

We may (but are under no obligation to) from time to time seek to retire or purchase our outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on our liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of March 31, 2018, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $25.0 million in common dividends to our shareholder, Quebecor Media, in the first quarter of 2018 and 2017. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred and subsequently cancelled all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569,822 common shares of 9370-5762 Québec Inc. The following day, the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,569,822 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Reduction of paid-up capital

On January 16, 2018, the Corporation reduced its paid-up capital for a cash consideration of $342.0 million. On the same day, Quebecor Media Inc. reimbursed the subordinated loan of $342.0 million from the Corporation.

Subsequent events on April 3 and May 11, 2018, the Corporation reduced its paid-up capital for additional cash considerations of $100.0 million and $1.0 billion respectively.

Analysis of Consolidated Balance Sheets as of March 31, 2018

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between March 31, 2018 and December 31, 2017

(in millions of dollars)

	March 31, 2018	December 31, 2017	Variance	Variance detail

Assets

Cash and cash equivalents	$905.5	$815.8	89.7	Cash inflows provided by operating and financing activities, less outflows used in investing activities

Investments	2,390.0	—	2,390.0	Investment in preferred shares of an affiliated corporation for tax consolidation purposes

Fixed assets	3,214.3	3,257.4	(43.1)	Amortization expense less capital expenditure

Derivative financial instruments[1]	287.0	259.0	28.0	See “Financing Activities” above

Subordinated loan to parent corporation	—	342.0	(342.0)	Reimbursement by the parent corporation

Liabilities

Accounts payable and accrued charges	393.5	491.9	(98.4)	Impact of current variances in activity

Income taxes payable (receivable)	33.0	(27.2)	60.2	Recognition of tax benefits in 2017

Long-term debt, including short-term portion	3,329.8	3,270.3	59.5	See “Financing Activities” above

Subordinated loan from parent corporation	2,390.0	—	2,390.0	Loan from parent corporation for tax consolidation purposes

Deferred income taxes	703.9	719.3	(15.4)	Deferred income tax recovery recorded in net income

Capital stock	3,566.6	132.4	3,434.2	Corporate reorganization — See “Financial Position as of March 31, 2018” above

(Deficit) retained earnings	(1,804.3)	1,844.9	(3,649.2)	Corporate reorganization

1   Long-term assets less long-term liabilities

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of March 31, 2018, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of March 31, 2018

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$393.5	$393.5	$—	$—	$—
Amounts payable to affiliated corporations	54.5	54.5	—	—	—
Export financing facility	5.4	5.4	—	—	—
5% Senior Notes due July 15, 2022	1,030.8	—	—	1,030.7	—
5 3/8% Senior Notes due June 15, 2024	773.0	—	—	—	773.0
5 5/8% Senior Notes due June 15, 2025	400.0	—	—	—	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	—	—	—	375.0
5 1/8% Senior Notes due April 15, 2027	773.0	—	—	—	773.0
Interest payments[2]	1,110.2	117.5	336.1	308.4	348.2
Derivative financial instruments[3]	(310.6)	—	—	(231.2)	(79.4)
Operating lease commitments	146.4	41.6	48.9	21.8	34.1
Services and capital equipment commitments	588.8	86.1	149.8	126.4	226.5
Total contractual cash obligations	$5,339.9	$698.6	$534.8	$1,256.1	$2,850.4

1              Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2018.

3              Estimated future receipts, net of future disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 5

The Corporation leases sites for its LTE wireless network under operating lease contracts, and it has signed a set of service sharing and exchange agreements with Rogers Communications Inc., including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. Also, the Corporation has signed an agreement with Comcast Corporation to deploy an innovative IP television service.  As of March 31, 2018, a total commitment of $579.6 million was outstanding under those agreements.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the first quarter of 2018, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $28.9 million ($36.2 million in the same quarter of 2017), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.5 million ($1.9 million in the first quarter of 2017). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

Videotron incurred management fees of $13.2 million with its parent corporation in the first quarter of 2018 and 2017.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2018 and December 31, 2017 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	March 31, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt [1]	$(3,357.2)	$(3,421.0)	$(3,294.6)	$(3,492.1)

Derivative financial instruments
Foreign exchange forward contracts	1.2	1.2	(4.5)	(4.5)
Cross-currency interest rate swaps	285.8	285.8	263.5	263.5

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The gain or loss on valuation and translation of financial instruments for the three months ended March 31, 2018 and 2017 is summarized in the following table.

Table 7

Loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2018	2017

Loss on the ineffective portion of cash flow hedges	$1.5	$—
(Gain) loss on the ineffective portion of fair value hedges	(0.1)	0.3
Loss on reversal of embedded derivatives upon debt redemption	0.0	0.1
	$1.4	$0.4

A loss of $28.4 million was recorded under other comprehensive income in the first quarter of 2018 in relation to cash flow hedging relationships (loss of $7.3 million in the same quarter of 2017).

CHANGES IN ACCOUNTING POLICIES

(i)        IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9 which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

(ii)     IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted on a fully retrospective basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model under which the Corporation now account for a contract with a customer only when all of the following criteria are met:

•                                the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•                                the entity can identify each party’s rights regarding the goods or services to be transferred;

•                                the entity can identify the payment terms for the goods or services to be transferred;

•                                the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                                it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements of the Corporation with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized over the term of the contract. The long term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenues have not been impacted by the adoption of IFRS15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its services. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as it was under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparatives financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended March 31, 2017

Revenues	$5,047
Purchase of goods and services	(1,703)
Deferred income tax expenses	1,789
Net income and comprehensive income attributable to shareholders	$4,961

Consolidated balance sheets

Increase	December 31, 2017	December 31, 2016

Contract assets[1]	$183,611	$155,790
Contract costs[2]	92,528	85,457
Deferred income tax liability	73,176	63,930
Retained earnings	202,963	177,317

1 The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on our cash flow from operating, investing or financing activities.

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  our ability to successfully continue developing our network and facilities-based mobile services;

•                  general economic, financial or market conditions;

•                  the intensity of competitive activity in the industries in which we operate;

•                  new technologies that might change consumer behaviour towards our product suite;

•                  unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•                  our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•                  disruptions to the network through which we provide our digital television, Internet access, telephony services and Club illico, and our ability to protect such services from piracy, unauthorised access or other security breaches;

•                  labour disputes or strikes;

•                  changes in our ability to obtain services and equipment critical to our operations;

•                  changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•                  our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•                  interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information — Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2018	2017
			(restated, note 2)
Revenues
Cable television		$248,661	$251,260
Internet		261,639	250,471
Mobile telephony		125,814	111,073
Cable telephony		95,158	102,554
Over-the-top video		11,147	9,034
Business		31,750	31,364
Equipment sales		45,491	45,110
Other		2,258	2,438
		821,918	803,304

Employee costs	3	101,644	100,013
Purchase of goods and services	3	310,073	319,938
Depreciation and amortization		165,635	155,548
Financial expenses	4	40,198	37,245
Loss on valuation and translation of financial instruments		1,424	430
Loss on debt refinancing		—	5,201
Restructuring of operations, litigation and other items	5	2,681	(12,343)
Income before income taxes		200,263	197,272

Income taxes (recovery)
Current		60,990	4,261
Deferred		(12,687)	43,752
		48,303	48,013

Net income		$151,960	$149,259

Net income attributable to
Shareholder		$151,979	$149,252
Non-controlling interests		(19)	7

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2018	2017
			(restated, note 2)

Net income		$151,960	$149,259

Other comprehensive loss:
Items that may be reclassified to income :
Cash flows hedges:
Loss on valuation of derivative financial instruments		(28,442)	(7,325)
Deferred income taxes		2,737	2,044
		(25,705)	(5,281)
Comprehensive income		$126,255	$143,978

Comprehensive income attributable to
Shareholder		$126,274	$143,971
Non-controlling interests		(19)	7

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

				Equity
	Equity attributable to shareholder			attributable
	Capital stock (note 8)	Retained earnings (deficit)	Accumulated other comprehensive loss (note 11)	to non- controlling interests	Total equity

Balance as of December 31, 2016, as previously reported	$132,401	$1,022,737	$(83,907)	$509	$1,071,740
Changes in accounting policies (note 2)	—	177,317	—	—	177,317
Balance as of December 31, 2016 , as restated	132,401	1,200,054	(83,907)	509	1,249,057
Net income	—	149,252	—	7	149,259
Other comprehensive loss	—	—	(5,281)	—	(5,281)
Dividends	—	(25,000)	—	—	(25,000)
Balance as of March 31, 2017	132,401	1,324,306	(89,188)	516	1,368,035
Net income	—	790,577	—	45	790,622
Other comprehensive income	—	—	47,360	—	47,360
Dividends	—	(270,000)	—	—	(270,000)
Balance as of December 31, 2017	132,401	1,844,883	(41,828)	561	1,936,017
Net income	—	151,979	—	(19)	151,960
Other comprehensive loss	—	—	(25,705)	—	(25,705)
Corporate reorganization (note 8)	3,776,170	(3,776,170)	—	—	—
Reduction of paid-up capital (note 8)	(342,000)	—	—	—	(342,000)
Dividends	—	(25,000)	—	(155)	(25,155)
Balance as of March 31, 2018	$3,566,571	$(1,804,308)	$(67,533)	$387	$1,695,117

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2018	2017
			(restated, note 2)
Cash flows related to operating activities
Net income		$151,960	$149,259
Adjustments for:
Depreciation of fixed assets		143,773	135,295
Amortization of intangible assets		21,862	20,253
Loss on valuation and translation of financial instruments		1,424	430
Amortization of financing costs	4	1,109	989
Deferred income taxes		(12,687)	43,752
Loss on debt refinancing		—	5,201
Other		1,599	2,358
		309,040	357,537
Net change in non-cash balances related to operating activities		217	(176,644)
Cash flows provided by operating activities		309,257	180,893

Cash flows related to investing activities
Additions to fixed assets		(139,834)	(161,751)
Additions to intangible assets		(55,023)	(33,603)
Business acquisition (net of cash acquired)		—	(5,553)
Reduction in paid-up capital	8	(342,000)	—
Acquisition of preferred shares of an affiliated corporation	7	(2,390,000)	—
Other		404	470
Cash flows used in investing activities		(2,926,453)	(200,437)

Cash flows related to financing activities
Net change in bank indebtedness		—	35,106
Net change under revolving credit facility		—	190,686
Repayment of long-term debt		—	(181,017)
Repayment of a loan by the parent corporation	9	342,000	—
Issuance of a loan from the parent corporation		2,390,000	—
Dividends		(25,000)	(25,000)
Other		(154)	—
Cash flows provided by financing activities		2,706,846	19,775

Net change in cash and cash equivalents		89,650	231

Cash and cash equivalents at the beginning of the period		815,848	961
Cash and cash equivalents at the end of the period		$905,498	$1,192

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2018	2017

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$905,198	$143
Cash equivalents	300	1,049
	$905,498	$1,192

Interest and taxes reflected as operating activities
Cash interest payments	$35,254	$37,129
Cash income tax payments (net of refunds)	662	49,489

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)
(unaudited)

	Note	March 31, 2018	December 31, 2017	December 31, 2016
			(restated, note 2)	(restated, note 2)
Assets

Current assets
Cash and cash equivalents		$905,498	$815,848	$961
Accounts receivable		350,100	337,768	329,037
Contract assets	2	130,701	132,795	106,592
Amounts receivable from affiliated corporations		23,558	7,021	2,657
Income taxes		—	27,158	—
Inventories		91,200	89,590	86,064
Prepaid expenses		59,018	46,163	38,242
Other current assets	2	51,823	55,894	49,387
Total current assets		1,611,898	1,512,237	612,940

Non-current assets
Investments	7	2,390,000	—	—
Fixed assets		3,214,252	3,257,388	3,261,883
Intangible assets		922,692	907,972	1,123,257
Goodwill		535,932	535,932	535,932
Derivative financial instruments		311,900	293,157	417,788
Subordinated loan to parent corporation	9	—	342,000	—
Other assets	2	99,025	100,856	102,132
Total non-current assets		7,473,801	5,437,305	5,440,992
Total assets		$9,085,699	$6,949,542	$6,053,932

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2018	December 31, 2017	December 31, 2016
			(restated, note 2)	(restated, note 2)
Liabilities and Equity

Current liabilities
Bank indebtnedness		$—	$—	$10,118
Accounts payable and accrued charges		393,500	491,910	456,437
Amounts payable to affiliated corporations		54,549	54,675	66,534
Provisions		21,068	17,508	60,321
Deferred revenue		326,938	312,772	309,910
Income taxes		32,984	—	33,370
Current portion of long-term debt	6	5,357	5,357	10,714
Total current liabilities		834,396	882,222	947,404

Non-current liabilities
Long-term debt	6	3,324,429	3,264,973	3,152,394
Subordinated loan from parent corporation	7	2,390,000	—	—
Derivative financial instruments		24,926	34,129	—
Deferred income taxes	2	703,910	719,334	589,465
Other liabilities		112,921	112,867	115,612
Total non-current liabilities		6,556,186	4,131,303	3,857,471
Total liabilities		7,390,582	5,013,525	4,804,875

Equity
Capital stock	8	3,566,571	132,401	132,401
(Deficit) retained earnings		(1,804,308)	1,844,883	1,200,054
Accumulated other comprehensive loss	11	(67,533)	(41,828)	(83,907)
Equity attributable to shareholder		1,694,730	1,935,456	1,248,548
Non-controlling interests		387	561	509
Total equity		1,695,117	1,936,017	1,249,057
Subsequent events	13

Total liabilities and equity		$9,085,699	$6,949,542	$6,053,932

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation).  The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.                BASIS OF PRESENTATION

These condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2017 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 7, 2018.

Comparative figures for the three-month period ended March 31, 2017 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2018.

2.                CHANGES IN ACCOUNTING POLICIES

(i)            IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

(ii)         IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specifiy how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•                 the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•                 the entity can identify each party’s rights regarding the goods or services to be transferred;

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(ii)         IFRS 15 — Revenue from Contracts with Customers (continued)

•                 the entity can identify the payment terms for the goods or services to be transferred;

•                 the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                 it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements of the Corporation with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized over the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its services. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparatives consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended March 31, 2017

Revenues	$5,047
Purchase of goods and services	(1,703)
Deferred income tax expenses	1,789
Net income and comprehensive income attributable to shareholders	$4,961

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

Consolidated balance sheets

Increase	December 31, 2017	December 31, 2016

Contract assets[1]	$183,611	$155,790
Contract costs[2]	92,528	85,457
Deferred income tax liability	73,176	63,930
Retained earnings	202,963	177,317

1          The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2          The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cashflows from operating, investing, or financing activities.

3.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2018	2017
		(restated, note 2)

Employee costs	$148,899	$147,256
Less employee costs capitalized to fixed assets and intangible assets	(47,255)	(47,243)
	101,644	100,013
Purchase of goods and services
Royalties and rights	106,182	109,143
Cost of retail products	69,397	67,650
Subcontracting costs	25,584	29,463
Marketing and distribution expenses	13,384	12,008
Other	95,526	101,674
	310,073	319,938

	$411,717	$419,951

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

4.                FINANCIAL EXPENSES

	Three months ended March 31
	2018	2017

Third parties:
Interest on long-term debt	$41,790	$35,036
Amortization of financing costs	1,109	989
Loss (gain) on foreign currency translation on short-term monetary items	476	(336)
Other	(3,013)	695
	40,362	36,384
Affiliated corporations (note 9):
Interest expense	20,528	—
Dividend income	(20,744)	—
Interest income	(773)	—
	(989)	—

Interest on net defined benefit liability	825	861
	$40,198	$37,245

5.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the first quarter of 2018, a net charge of $2.7 million was recorded relating mainly to various cost reduction initiatives across the organization (a net gain of $12.3 million in 2017 which was related to cost reduction initiatives, developments in certain litigations and the migration of subscribers from analog to digital services).

6.                LONG-TERM DEBT

Components of the long-term debt are as follows:

	March 31, 2018	December 31, 2017

Bank credit facilities	$5,357	$5,357
Senior Notes	3,351,800	3,289,200
Total long-term debt	3,357,157	3,294,557

Change in fair value related to hedged interest rate risk	1,001	5,789
Financing cost, net of amortization	(28,372)	(30,016)
	(27,371)	(24,227)

Less current portion	(5,357)	(5,357)
	$3,324,429	$3,264,973

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

7.                  INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

On February 27, 2018, the Corporation contracted a subordinated loan of $2.39 billion from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2.39 billion into 2,390,000 preferred shares, Series C, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually. This transaction was carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

8.                CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2017	172,516,829	$132,401
Corporate reorganization
Cancellation of shares	(172,516,829)	(132,401)
Issuance of shares	3,908,569,822	3,908,571
Reduction in paid-up capital	—	(342,000)
Balance as of March 31, 2018	3,908,569,822	$3,566,571

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred and subsequently cancelled all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569,822 common shares of 9370-5762 Québec Inc. The following day, the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,569,822 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Reduction of paid-up capital

On January 16, 2018, the Corporation reduced its paid-up capital for a cash consideration of $342.0 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.                SUBORDINATED LOAN TO PARENT COPORATION

On April 12, 2017, the Corporation issued to Quebecor Media Inc. a $342.0 million subordinated loan, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019.

On January 16, 2018, Quebecor Media Inc. reimbursed its subordinated loan of $342.0 million to the Corporation.

10.         STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2018:

	Outstanding options
	Number	Weighted average exercise price

Quebecor Inc.
As of December 31, 2017 and March 31, 2018	100,000	$12.75
Vested options as of March 31, 2018	100,000	$12.75

Quebecor Media Inc.
As of December 31, 2017	158,227	$65.08
Transferred	9,300	64.31
Exercised	(23,000)	65.80
As of March 31, 2018	144,527	$64.92
Vested options as of March 31, 2018	42,850	$66.13

During the three-month period ended March 31, 2018, 23,000 of the Corporation’s stock options were exercised for a cash consideration of $0.2 million (5,250 stock options for $0.03 million in 2017).

Deferred share units (“DSU”) and performance share units (“PSU”) plans

Under the DSU and PSU plans, based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”), the DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of March 31, 2018, 101,936 DSUs and 125,372 PSUs awarded to employees of the Corporation were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended March 31, 2018 a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $1.0 million (a net charge of $0.3 million in 2017).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2016	$(51,192)	$(32,715)	$(83,907)
Other comprehensive loss	(5,281)	—	(5,281)
Balance as of March 31, 2017	(56,473)	(32,715)	(89,188)
Other comprehensive income (loss)	52,493	(5,133)	47,360
Balance as of December 31, 2017	(3,980)	(37,848)	(41,828)
Other comprehensive loss	(25,705)	—	(25,705)
Balance as of March 31, 2018	$(29,685)	$(37,848)	$(67,533)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9-year period.

12.               FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•                 Level 1:         quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:            inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:          inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.     FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(3,357,157)	$(3,421,000)	$(3,294,557)	$(3,492,100)
Derivative financial instruments
Foreign exchange forward contracts	1,153	1,153	(4,502)	(4,502)
Cross-currency interest rate swaps	285,821	285,821	263,530	263,530

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing fees.

13.         SUBSEQUENT EVENTS

On April 3, 2018, the Corporation reduced its paid-up capital for a cash consideration of $100.0 million.

On May 11, 2018, the Corporation reduced its paid-up capital for a cash consideration of $1.0 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: May 15, 2018